Exhibit 99.1

Hydro One Limited Board of Directors appoints Harry Taylor as Interim President and CEO as David Lebeter takes a temporary compassionate care leave

Board also appoints Michael W. Rencheck to its Board of Directors

TORONTO, August 14, 2025 – Today, Hydro One Limited (Hydro One) announced that David Lebeter, President and CEO, will take a temporary compassionate care leave, effective August 25, 2025, to care for a family member. Mr. Lebeter will continue to support the company on an advisory basis until his return. The Board of Directors has appointed Harry Taylor as Interim President and CEO. Mr. Taylor will also continue to serve as EVP, Chief Financial and Regulatory Officer.

Harry Taylor joined the organization in 2024 as Executive Vice President, Chief Financial and Regulatory Officer. Mr. Taylor is a seasoned executive, who has driven profitable growth and strengthened financial capabilities across several top-tier organizations.

Following an extensive search, the Board has also appointed Michael W. Rencheck to the company’s Board of Directors effective August 14, 2025.

Mr. Rencheck has more than four decades of experience as a trusted leader and advisor with a strong track record of driving operational excellence, strategic growth, governance and financial performance in the energy industry.

Harry Taylor biography

Harry Taylor is the Executive Vice President, Chief Financial and Regulatory Officer of Hydro One. Mr. Taylor oversees the legal, corporate finance, and regulatory functions, including treasury and tax, internal audit, risk management, pensions, investor relations and shared services such as supply chain.

Before joining Hydro One in 2024, Mr. Taylor held the position of Chief Financial Officer, and briefly, interim Chief Executive Officer of WestJet Airlines until December 2022. Mr. Taylor is an engaging and inspirational leader who has driven profitable growth and built financial acumen across organizations.

Prior to his time at WestJet, Mr. Taylor was Chief Financial Officer, senior finance leader or division president in Canada and the United States for Canadian Tire Corporation, Holt Renfrew Limited, The Home Depot and PepsiCo/Frito-Lay.

Michael W. Rencheck biography

Michael W. Rencheck is an experienced executive and leader in nuclear energy generation. He most recently served as President and Chief Executive Officer of Bruce Power. Prior to joining Bruce Power in 2016, he served as the Deputy Chief Operating Officer for AREVA Group, overseeing its extensive global portfolio of nuclear and renewable projects. Prior to this, he served as President and Chief Executive Officer of AREVA Inc. in North America, leading its diverse nuclear manufacturing and services business in Canada and the United States with a workforce of approximately 5,000 people.

He has been recognized by the National Safety Council for his leadership in demonstrating a personal commitment to worker safety and health and was designated by the US Department of Energy as a STEM ambassador. He has been widely recognized for his executive and leadership roles, including being named CEO of the Year in 2020 by the Ontario Chamber of Commerce, Leader of the Year in 2022 by Electricity Human Resources Canada, and Trail Blazer in 2025 by the US Nuclear Industry Council.

Mr. Rencheck is a Professional Engineer and certified senior reactor operator. He has also served on the Board of Directors of numerous organizations including the Electric Power Research Institute and is active in the communities of Bruce, Grey and Huron Counties.

Hydro One Limited (TSX: H)

Hydro One Limited, through its wholly-owned subsidiaries, is Ontario’s largest electricity transmission and distribution provider with 1.5 million valued customers, $36.7 billion in assets as at December 31, 2024, and annual revenues in 2024 of $8.5 billion.

Our team of 10,100 skilled and dedicated employees proudly build and maintain a safe and reliable electricity system which is essential to supporting strong and successful communities. In 2024, Hydro One invested $3.1 billion in its transmission and distribution networks, and supported the economy through buying $2.9 billion of goods and services.

We are committed to the communities where we live and work through community investment, sustainability and diversity initiatives.

Hydro One Limited’s common shares are listed on the TSX and certain of Hydro One Inc.’s medium term notes are listed on the NYSE. Additional information can be accessed at www.hydroone.com, www.sedarplus.com or www.sec.gov.

For more information about Hydro One, please visit www.hydroone.com where you can find additional information including links to securities filings, historical financial reports, and information about the Company’s governance practices, corporate social responsibility, customer solutions, and further information about its business.

Forward-Looking Statements and Information

This press release may contain “forward-looking information” within the meaning of applicable Canadian securities laws and “forward-looking statements” within the meaning of applicable U.S. securities laws (collectively, “forward-looking information”). Statements containing forward-looking information are made pursuant to the “safe harbour” provisions of applicable Canadian and U.S. securities laws. Words such as “expect”, “anticipate”, “intend”, “attempt”, “may”, “plan”, “will”, “can”, “believe”, “seek”, “estimate”, and variations of such words and similar expressions are intended to identify such forward-looking information. These statements are not guarantees of future performance or actions and involve assumptions and risks and uncertainties that are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed, implied or forecasted in such forward-looking information. Some of the factors that could cause actual results or outcomes to differ materially from the results expressed, implied or forecasted by such forward-looking information, including some of the assumptions used in making such statements, are discussed more fully in Hydro One’s filings with the securities regulatory authorities in Canada, which are available on SEDAR+ at www.sedarplus.com. Hydro One does not intend, and it disclaims any obligation, to update any forward-looking information, except as required by law.

For more information, contact Hydro One Media Relations 24 hours a day at 1-877-506-7584 (toll-free in Ontario only) or 416-345-6868. Our website is www.HydroOne.com. Follow us on facebook.com/HydroOneOfficial, twitter.com/HydroOne and instagram.com/HydroOneOfficial.